SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 20, 2005

                           Commission File No. 1-14838

                               -----------------
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                               -----------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures:  A press release dated January 17, 2005 announcing the completion of the sale of Rhodia's sulfuric acid business to INEOS Chlor Limited; a press release dated January 19, 2005 presenting the impact of the new IFRS accounting standards and announcing fourth quarter results; and an invitation to business analysts to attend a conference on fourth quarter results.



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[RHODIA LOGO] [GRAPHIC OMITTED]

                                                                   PRESS RELEASE



               RHODIA COMPLETES SALE OF ITS SULFURIC ACID BUSINESS
                             TO INEOS CHLOR LIMITED


Paris, January 17, 2005 - Rhodia today confirmed it has completed the sale of its sulphuric acid business based at its Staveley (Derbyshire) manufacturing site to INEOS Chlor Limited.

Production assets are not included and, as part of the transaction, the site will continue to manufacture sulphuric acid products on an exclusive basis for supply to INEOS Chlor for an agreed period of time, after which the sulphuric acid plant will close, marking the total closure of the site.

The sale to INEOS Chlor of the chlor-alkali business also based at Staveley will complete on 31 March 2005 when manufacturing at the Staveley site will end.

The two manufacturing facilities at Rhodia's Staveley site principally make sulphuric acid and chlorine for a wide range of markets, including agriculture, water, semi-conductors, pharmaceuticals, pigments and waste treatment. Currently 76 people are employed at the site. These businesses generated sales in 2003 of approximately (pound)20 million.

This operation forms part of the divesture of non-strategic activities pursued by the Rhodia Group with a view to consolidating its business portfolio.


Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

For information about INEOS Chlor, consult their website: www.ineoschlor.com
                                                          ------------------

Contacts
Press Relations
---------------
Lucia Dumas                [telephone] +33 1 55 38 45 48
Anne-Laurence de Villepin  [telephone] +33 1 55 38 40 25

Investor Relations
------------------
Nicolas Nerot              [telephone] +33 1 55 38 43 08


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[RHODIA LOGO] [GRAPHIC OMITTED]

                                                                   PRESS RELEASE



              PRESENTATION OF THE IMPACT OF THE NEW IFRS ACCOUNTING
             STANDARDS AND MAIN EXCEPTIONAL YEAR-END CLOSING ITEMS
                                    FOR 2004


               SOLID FOURTH QUARTER PERFORMANCE CONFIRMS RHODIA'S
                               CONTINUING RECOVERY


Paris, January 19, 2005 - The Board of Directors of Rhodia met on 17 January 2005 to examine the impact of applying the new IFRS accounting standards and the main exceptional year-end closing items for FY 2004. Consequently, Rhodia is releasing the following information to the market:

     o    Main effects of applying new IFRS accounting standards:
          o    Recognition of all pension obligations on the balance sheet
          o    Consolidation of financial securitisation instruments
          o    No impact on Rhodia's liquidity or financial covenants

          o Valuation of Rhodia's existing environmental liabilities over a longer period of time : no corresponding cash outflows expected before 2010

     o Review of asset value in the context of the business restructuring : no impact on Rhodia's cash position

     o Solid Q4-2004 performance confirmed: 2004 EBITDA before restructuring costs slightly higher than guidance figures released with third-quarter results

     o    Confirmation of Rhodia's 2006 targets


Main effects of applying new IFRS accounting standards
------------------------------------------------------

Rhodia's Board of Directors reviewed the impact of adopting the new IFRS* (International Financial Reporting Standards), which the Group will use in presenting its accounts beginning with Q1 2005 results (with comparatives for 2004).

In line with statements made in the 2003 Annual Report and the interim report for the first half of 2004, Rhodia today details the estimated material impacts resulting from the application of the new standards on its opening balance sheet as at 1 January 2004.

     o    IAS 19: Pension and similar obligations
          The Group has chosen the option of booking charges to reserves for all pension obligations valued in accordance with this standard at 1 January 2004. The result of applying this option is a reduction of
          (euro)620 million (gross amount of (euro)668 million less (euro)48 million income tax effect) in shareholders' equity in the opening balance sheet, which reflects immediate recognition of actuarial losses that were previously deferred. As a consequence, earnings before interest, tax, depreciation and amortisation (EBITDA) will be increased by approximately (euro)30 million for 2004, due to the fact that these actuarial losses will no longer be amortized under IFRS principles.

          Adoption of this standard will have no impact on Rhodia's consolidated net debt and cash flows.

     o    IAS 32 /39: Financial instruments
          The adoption of this standard by the Group results in the consolidation of receivables securitisation programmes at 1 January 2004, with an increase of (euro)413 million in consolidated net debt on Rhodia's opening balance sheet.

          The valuation of other financial instruments has no material impact on Rhodia's consolidated shareholders equity at 1 January 2004.

     o The application of other IFRS/IAS standards is expected to have only a limited impact on Rhodia's consolidated balance sheet.

At 1 January 2004, consolidated shareholders' equity including all effects of IFRS/IAS adoption totalled approximately (euro)(340) million. Pro forma for the April 2004 capital increase, consolidated shareholders' equity would have been approximately (euro)110 million.

The adoption of IFRS/IAS will have:
     -    no impact on Rhodia's financing resources or liquidity,
     -    no impact on Rhodia's financial covenants.

The statutory financial statements of Rhodia SA holding company are not affected by the changeover to IFRS/IAS. As at 1 January 2004, Rhodia's S.A shareholders equity was (euro)1,018 million.

On 1 March 2005, Rhodia will release its 2004 annual results prepared according to French accounting standards. At the end of April 2005, the Group will publish its 2004 Annual Report, which will include a description of all the effects of adopting IFRS with a table showing the effects of transition from French standards to this new set of standards.


Main exceptional year-end closing items at 31 December 2004
-----------------------------------------------------------

     o    Environmental
          Rhodia periodically assesses its environmental liabilities and their remediation. In 2004, this review took into account recent changes in regulations and in their interpretation and the Group's intent to book provisions for projected expenses, depending on its technical ability to reliably evaluate them, over a 15 year horizon instead of the 5 year average previously used.

          As a result, Rhodia expects to book an additional provision of approximately (euro)70 million, reflecting the present value of reasonably estimated expenses by 2020 after allocating the balance of compensation received from Aventis. This will have no impact on cash before 2010.

          Furthermore, Rhodia has started litigation or preliminary legal proceedings in the United States of America and Brazil against Sanofi-Aventis as former owner or operator of the Silver Bow (United States of America) and Cubatao (Brazil) sites to obtain compensation for environmental liabilities on these two sites.


     o    Review of assets value
          The Group confirms that progress has been made in its restructuring and redeployment plans concerning activities identified as critical in the last few months. As a consequence, the Group has tested the value of assets principally relating to pharmaceutical and European textile businesses.

          As a result, the Group expects to book an asset impairment charge totalling approximately (euro)315 million, which breaks down as follows:

          - Intangible assets (Goodwill) : approximately (euro)135 million This applies primarily to Rhodia Pharma Solution (RPS).

          -    Tangible assets : approximately (euro)150 million
               These charges reflect the impact of discontinuing operations at Holmes Chapel (RPS) and Staveley, along with an exceptional write-down of other RPS assets in the UK.

          - Financial assets: approximately (euro)30 million (European textiles business).

All these adjustments in book values will be recognized as part of the 2004 year end closing. These exceptional items are subject to final review by external auditors and will have no impact on Rhodia's cash position.


Solid Q4-2004 performance confirmed
------------------------------------

Rhodia's businesses performed well in the final quarter of 2004, with growth in both volume and value terms. The plan to reduce fixed costs is making good progress.

As a result, 2004 EBITDA before restructuring costs (under French GAAP), should be slightly higher than the guidance ((euro)420 to (euro)425 million) provided when third quarter results were released.

The Group's continued efforts to manage working capital and free cash flow should lead to 2004 year-end consolidated net debt of less than (euro)2 billion compared with (euro)2.567 billion at 31 December 2003. Total net debt** at 31 December 2004 is expected to be less than (euro)2.5 billion, compared with
(euro)3.24 billion at 31 December 2003, representing a reduction of more than 20% in Rhodia's total net debt* during the year.

In addition, the Group strengthened its financing through a new (euro)300 million 5-year securitisation programme replacing 4 programmes that have matured or that will mature over the next few months.

Outlook:
--------

Projected results for 2004, initial indications for 2005, together with the impact of business portfolio refocusing and an aggressive cost reduction programme, lead Rhodia to confirm its targets for 2006 (under French GAAP) :

        > A recurring EBITDA margin of at least 13%.
        > A net profit in 2006.
        > A ratio of consolidated net debt to EBITDA of less than 3.5.


*These effects have been calculated based on Rhodia's current knowledge of the IAS/IFRS standards, which will be applied from 31 December 2005. These standards are still subject to changes or interpretations by the IASB (International Accounting Standards Board) that may require adjustment of the effects calculated to date.

**Defined as consolidated net debt plus cash impact from securitisations, plus the guaranteed debt of equity-accounted associates, plus the guaranteed debt of non-consolidated subsidiaries, and taking into account future rents under lease agreements.





--------------------------------------------------------------------------------
          This press release is available on Rhodia's corporate website at: www.rhodia.com
--------------------------------------------------------------------------------


This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.


Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.




Contacts
Press Relations
---------------
Lucia Dumas                [telephone] +33 1 55 38 45 48
Anne-Laurence de Villepin  [telephone] +33 1 55 38 40 25

Investor Relations
------------------
Nicolas Nerot              [telephone] +33 1 55 38 43 08

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                                 [RHODIA LOGO]
                                [GRAPHIC OMITTED]


                             INVITATION TO ATTEND A
                     PRESENTATION TO ANALYSTS AND INVESTORS
                               BY DIAL-IN FACILITY


SUBJECT PRESENTATION OF THE IMPACT OF THE NEW IFRS ACCOUTING STANDARDS AND MAIN EXCEPTIONAL YEAR-END CLOSING ITEMS FOR 2004
               SOLID FOURTH QUARTER PERFORMANCE CONFIRMS RHODIA'S CONTINUING RECOVERY


DATE           Wedneday, January 19th, 2005
               -----------------------------------------------------------------

TIME           9:00 - 10:00 (Paris time)

               Hosts:
               Bruno MOUCLIER, Chief Financial Officer
               Nicolas NEROT, Vice President of Investor Relations




               -----------------------------------------------------------------
               The press release (in French and English version) will be
                           available on www.rhodia.com
                             at 7:45 AM (Paris time)

               -----------------------------------------------------------------

                          DIAL-IN ACCESS AND REPLAY NUMBERS
               -----------------------------------------------------------------

               Dial-in:                          Replay until January 24th 2005:
               9:00 - 10:00 (Paris time)

               France:   +33 (0) 1 70 99 35 15   France: +33 (0) 1 70 99 32 94
                                                         Pincode: 132921 #

               UK:       +44 (0) 208 515 23 09   UK:     +44 (0) 208 515 24 99
                                                         Pincode: 632309 #

                                                 USA:    +1 303 590 30 00
                                                         Pincode: 11022285 #

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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: January 20, 2005                      RHODIA

                                            By:  /s/ BRUNO MOUCLIER
                                                 ---------------------
                                            Name:  Bruno Mouclier
                                            Title: Chief Financial Officer